RISK FACTORS

Risks Related to Our Business

Currency exchange rate fluctuations could lower our revenue and net income.

In 2002, we recognized approximately 86% of our revenue in markets outside of the United States in each market’s respective local currency. We purchase inventory primarily in the United States in U.S. dollars. In preparing our financial statements, we translate revenue and expenses in foreign countries from their local currencies into U.S. dollars using weighted average exchange rates. If the U.S. dollar strengthens relative to local currencies, particularly the Japanese yen inasmuch as we generate approximately 55% of our revenue in Japan, our reported revenue, gross profit and net income will likely be reduced. Given our inability to predict the degree of exchange rate fluctuations, we cannot estimate the effect these fluctuations may have upon future reported results or our overall financial condition. Although we attempt to reduce our exposure to short-term exchange rate fluctuations by using foreign currency exchange contracts for the Japanese yen, we cannot be certain these contracts or any other hedging activity will effectively reduce exchange rate exposure.

Because our Japanese operations account for a majority of our business, any adverse changes in our business operations in Japan would harm our business.

        Approximately 55% of our 2002 revenue was generated in Japan. Various factors could harm our business in Japan, such as worsening economic conditions. Economic conditions in Japan have been poor in recent years and may worsen or not improve. The volume of goods sold through the direct selling channel has decreased from $26.2 billion in 1998 to approximately $24.5 billion in 2002, we believe primarily as a result of difficult economic conditions. We believe our operating results have been negatively impacted in the past in part because of economic conditions. Continued or worsening economic and political conditions in Japan could further impact our revenue and net income. In addition, we also face significant competition from existing and new competitors in Japan. Our financial results would be harmed if our products, business opportunity or planned growth initiatives fail to retain and generate continued interest and enthusiasm among our distributors and consumers in this market.

If we are unable to retain our existing independent distributors and recruit additional distributors, our revenue will not increase.

        We distribute almost all of our products through our independent distributors, and we depend on them to generate virtually all of our revenue. Our distributors may terminate their services at any time, and, like most direct selling companies, we experience high turnover among distributors from year to year. As a result, in order to maintain sales and increase sales in the future, we need to continue to retain existing distributors and recruit additional distributors. To increase our revenue, we must increase the number of and/or the productivity of our distributors.

        We have experienced periodic declines in both active distributors and executive distributors in the past. Our growth is dependent upon our ability to increase the number of active distributors and executive distributors. However, the number of our active and executive distributors may not increase and could decline once again in the future. While we take many steps to help train, motivate and retain distributors, we cannot accurately predict how the number and productivity of distributors may fluctuate because we rely primarily upon our distributor leaders to recruit, train and motivate new distributors. Our operating results would be harmed if we and our distributor leaders fail to generate sufficient interest in our business to retain existing distributors and attract new distributors.

The number and productivity of our distributors also depends on several additional factors, including:

o	any adverse publicity regarding us, our products, our distribution channel or our competitors;

o	a lack of interest in, or the technical failure of existing or new products;

o	the public's perception of our products and their ingredients;

o	the public's perception of our distributors and direct selling businesses in general; and

o	general economic and business conditions.

        In addition, we may face saturation or maturity levels in a given country or market. This is of particular concern in Taiwan, where industry sources have estimated that over 10% of the population is already involved in some form of direct selling. The maturity of several of our markets could also affect our ability to attract and retain distributors in those markets.

Our expansion of operations in China has resulted in governmental scrutiny, and our operations in China may be harmed by the results of such scrutiny.

        The Chinese government banned direct selling activities in China in 1998, subject to certain limited exceptions. The government has rigorously monitored and enforced this ban. In the past, the government has taken significant actions against companies that the government found were engaging in direct selling in violation of applicable law, including shutting down their businesses and imposing substantial fines. Although certain of our global direct selling competitors have authorization to conduct limited direct selling activities after the 1998 ban, we have not received such authorization. Consequently, we have not implemented our direct sales model in China. Instead, we have implemented a business model that utilizes retail stores and an employed sales force that we believe complies with applicable regulations. We also allow distributor leaders from outside China to help us find, train and motivate our employed sales force in China. Frequently, individuals, including our competitors, complain to local regulatory agencies that our China business model violates applicable regulations on direct selling. As a result, we regularly visit with regulators to address their questions and concerns and explain our local business model. We also train our China sales force on our business model.

        The regulatory environment in China is evolving, and officials in the Chinese government often exercise discretion in deciding how to interpret and apply applicable regulations. We have made some modifications to our business model and policies in response to concerns expressed by governmental authorities prior to and since we opened for business in January 2003. At times, these reviews and related actions by government regulators have caused, and could cause in the future, an obstruction to our ability to conduct business. Occasionally, we have been asked to cease sales activity in some stores while the regulators review our operations. In each of these cases, we have been allowed to recommence operations after the government’s review. In addition, some of our distributors living outside of China and some of our employed sales representatives in China have engaged in activities that violated our policies in this market and resulted in some regulatory concern and some adverse publicity. Although we have worked closely with both national and local governmental agencies in implementing our plans, our efforts to comply with local laws may be harmed by a rapidly evolving regulatory climate, concerns about activities resembling direct selling and any subjective interpretation of laws. Any determination that our operations or activities, or the activities of our employed sales representatives or distributors living outside of China, are not in compliance with applicable regulations could result in the imposition of substantial fines, extended interruptions of business, restrictions on our ability to open new stores or expand into new locations, changes to our business model, the termination of required licenses to conduct business, or other actions, all of which would harm our business.

If we are not able to hire sale employees and open new stores in China as quickly as we would like, our ability to grow our business there could be negatively impacted.

        Because of concerns about the potential number of sales employees we could hire in some cities, regulators in certain cities in China initially recommended that we maintain a reasonable level of sales employees per store. If the level of employees that regulators determine to be reasonable is less than we anticipate or believe reasonable, or if regulators otherwise impose restrictions on the number of sales employees we may hire, our revenue could be negatively impacted, which could reduce our revenue or slow our growth rate in China. Additionally, regulatory provisions require us to obtain a license for each store that we operate in China, and regulators have broad discretion in approving these licenses. If regulators fail to approve licenses for new stores at a rate that meets our growth demands, this could harm our growth potential.

China regulations currently require us to manufacture the majority of our products in China and to employ a local sales force to market and sell our products from retail store locations. We have limited experience in each of these activities.

        Current regulations in China prohibit us from implementing our person-to-person direct selling distribution model there. As a result, we have opened 100 of our own retail stores and hired approximately 4,000 sales employees as of September 30, 2003. Chinese regulations also require that a majority of products that we sell in China are produced in our own factory. Outside of China, virtually all of our products are manufactured by third party contractors in the U.S. As a result, we have built and operate our own manufacturing plant to produce the products that we sell in our stores in China. Because we have limited experience in operating manufacturing facilities and dealing with an employed sales force, we cannot assure you that we will be able to do this successfully or that we will not experience difficulties in dealing with or taking employment related actions (such as hiring, terminations and salary administration including social benefit payments) with respect to our employed sales representatives, particularly given the highly regulated nature of the employment relationship in China. We anticipate that we could experience significant growth in this market, but we cannot assure you that we will be able to successfully manage this growth or that we will not experience unanticipated challenges given the unique business model and our limited experience in manufacturing our own products. If we are unable to effectively manage our retail stores, manufacturing operations or our employees, our government relations may be compromised and our operations in China may be harmed.

Manufacturing and production cost issues associated with our laser-based scanner could negatively impact the success of our scanner program and our ability to make a sufficient number of scanners available to interested distributors, which could harm our business.

         Our introduction of a laser-based scanner that measures the levels of caratenoid antioxidants in the skin has generated considerable enthusiasm among some of our distributors, particularly in the United States. We have not had experience in developing and marketing sophisticated technology products such as the scanner and are working on a very short development timetable.

As with any new technology, we have experienced delays and technical and production cost issues in developing a large-scale production model that meets required specifications and performs at a consistent level. We are currently only manufacturing 15 to 20 units each week at a cost of approximately $7,500 per unit. If we are unable to timely resolve technical issues or otherwise fail to deliver scanners that perform to a standard expected by our distributors or if we are unable to make a sufficient number of scanners available to interested distributors at reasonable lease rates, we could dampen distributor enthusiasm and harm our business, particularly in the United States where many distributors have been focusing their marketing activities around the introduction of the scanner. Because of the substantial investment in the scanner initiative, we may not be able to recoup our investment or may have to record an expense that would negatively impact earnings if the scanner program fails for any reason.

If our laser-based scanner is determined to be a medical device in a particular geographic market, this could inhibit or delay our ability to market the scanner in such market.

        We believe that our laser-based scanner can be marketed in the United States as a non-medical device. However, the FDA has questioned the status of the scanner as a non-medical device. If the FDA were to make a determination that the scanner is a medical device, or if it determines that our distributors are using the scanner to make medical claims, we would be required to obtain FDA clearance to market the scanner as a medical device, which could delay significantly or otherwise inhibit our ability and the ability of our distributors to use the scanner in the United States. In addition, we are facing similar uncertainties and regulatory issues in other markets, including Japan, with respect to the status of the scanner as a non-medical device, which could delay or inhibit our ability to introduce the scanner in these markets.

        Obtaining FDA clearance or similar clearance in other markets could require us to provide documentation concerning the clinical utility of the scanner and to make some modifications to the design, specifications, and manufacturing process of the scanner in order to meet stringent standards imposed on medical device companies, and there can be no assurance we would be able to provide such documentation and make such changes promptly or in a manner that is satisfactory to regulatory authorities. We are also subject to regulatory restrictions that limit the claims or representations that we and our distributors can make about the scanner because we are not using it as a medical device, which could adversely impact our success in utilizing the scanner. Any delay, restriction or limitation of our anticipated use of this tool caused by regulatory issues could harm our business, particularly in the United States where we have experienced the strongest interest in the scanner.

Governmental regulations relating to the marketing and advertising of our products and services, in particular our nutritional supplements, may restrict or inhibit our ability to sell these products.

        Our products and our related marketing and advertising efforts are subject to extensive governmental regulations by numerous domestic and foreign governmental agencies and authorities. These include the FDA, the FTC, the Consumer Product Safety Commission and the Department of Agriculture in the United States, State Attorneys General and other state regulatory agencies and the Ministry of Health, Labor and Welfare in Japan along with similar governmental agencies in other foreign markets where we operate. We also believe that the regulatory attitude towards dietary supplements in the U.S., Japan and other markets is worsening.

        Our markets have varied regulations concerning product formulation, labeling, packaging and importation. These laws and regulations often require us to, among other things:

o	reformulate products for a specific market to meet the specific product formulation laws of that country;

o	conform product labeling to the regulations in each country; and

o	register or qualify products with the applicable governmental authority or obtain necessary approvals or file necessary notifications for the marketing of our products.

        Failure to introduce products or delays in introducing products could reduce revenue and decrease profitability. Regulators also may prohibit us from making therapeutic claims about products, regardless of the existence of research and independent studies that may support such claims. These product claim restrictions could prevent us from realizing the potential revenue from some of our products.

Governmental regulations relating to the sources and ingredients of our products, in particular our nutritional supplements, may restrict or inhibit our ability to sell these products.

        The sources and ingredients of our products are subject to various governmental regulations by numerous domestic and foreign governmental agencies and authorities. We may be unable to introduce our products in some markets if we fail to obtain the necessary regulatory approvals or if any product ingredients are prohibited. For example, many countries have banned the importation of products that contain bovine materials sourced from locations where Bovine Spongiform Encephalopathy (BSE), commonly referred to as “mad cow disease”, has been identified. We currently source all of our bovine materials, used primarily in the gel capsules of our nutritional supplements, from BSE-free countries. However, if BSE spreads to additional countries where we currently source our bovine materials, particularly the U.S., this could negatively impact our ability to import products into our markets until we change sources or ingredients, which could harm our business.

Recent negative publicity concerning stimulant-based supplements have spurred efforts to change existing laws and regulations with respect to nutritional supplements that, if successful, could result in more restrictive and burdensome regulations.

        There have been some recent injuries and deaths that have been attributed to the use of nutritional supplements that contain ingredients that are controversial and have generated negative publicity. This publicity has resulted in efforts to adopt new regulations applicable to nutritional supplements that could impose further restrictions and regulatory control over the nutritional supplement industry. Although we are committed to not marketing nutritional supplements that contain any stimulants, steroids or other substances that are controversial and could pose health risks, our operations could be harmed if governmental laws or regulations are enacted that restrict the ability of companies to market or distribute nutritional supplements or impose additional burdens or requirements on nutritional supplement companies as a result of public reaction to the recent injuries and deaths caused by supplements that do contain these controversial ingredients.

If we are unable to expand operations in any of the new markets we have currently targeted, we may have difficulty achieving our long-term objectives.

A significant percentage of our revenue growth over the past decade has been attributable to our expansion into new markets. For example, the revenue growth we experienced in 2001 and 2002 was due in part to our successful expansion of operations into Singapore and Malaysia. Moreover, our growth over the next several years depends on our ability to successfully introduce our products and our distribution system into new markets, including China and Eastern Europe. In addition to the regulatory difficulties we may face in gaining access into these new markets, we could face difficulties in achieving acceptance of our premium-priced products in developing markets. In the past, we have struggled to operate successfully in developing country markets, such as Latin America. This may also be the case in China and Eastern Europe and the other new markets into which we currently intend to expand. If we are unable to successfully expand our operations into these new markets, our opportunities to grow our business may be limited, and, as a result, we may not be able to achieve our long-term objectives.

Intellectual property rights are difficult to enforce in China.

        Chinese commercial law is relatively undeveloped compared to most of our other major markets, and, as a result, we may have limited legal recourse in the event we encounter significant difficulties with patent or trademark infringers. Limited protection of intellectual property is available under Chinese law, and the local manufacturing of our products may subject us to an increased risk that unauthorized parties may attempt to copy or otherwise obtain or use our product formulations. As a result, we cannot assure you that we will be able to adequately protect our product formulations.

Adverse publicity concerning our business, marketing plan or products could harm our business and reputation.

        The size of our distribution force and the results of our operations can be particularly impacted by adverse publicity regarding us, the legality of our distributor network, our products or the actions of our distributors. Specifically, we are susceptible to adverse publicity concerning:

o	the legality of network marketing;

o	the ingredients or safety of our or our competitors' products;

o	regulatory investigations of us, our competitors and our respective products;

o	the actions of our current or former distributors; and

o	public perceptions of direct selling businesses generally.

        In addition, in the past we have experienced negative publicity that has harmed our business in connection with regulatory investigations and inquiries. We may receive negative publicity in the future, and it may harm our business and reputation.

Although our distributors are independent contractors, improper distributor actions that violate laws or regulations could harm our business.

        Distributor activities in our existing markets that violate governmental laws or regulations could result in governmental actions against us in markets where we operate. Except in China, our distributors are not employees and act independently of us. We implement strict policies and procedures to ensure our distributors will comply with legal requirements. However, given the size of our distributor force, we experience problems with distributors from time to time. For example, product claims made by some of our distributors in 1990 and 1991 led to an investigation by the FTC, which resulted in us entering into a consent decree with the FTC.

Failure of new products to gain distributor and market acceptance could harm our business.

        A critical component of our business is our ability to develop new products that create enthusiasm among our distributor force. If we fail to introduce new products planned for introduction, our distributor productivity could be harmed. In addition, if any new products fail to gain market acceptance, are restricted by regulatory requirements or have quality problems, this would harm our results of operations. Factors that could affect our ability to continue to introduce new products include, among others, government regulations, the loss of key research and development staff from our divisions, the termination of third-party research and collaborative arrangements, proprietary protections of competitors that may limit our ability to offer comparable products and any failure to anticipate changes in consumer tastes and buying preferences.

Government inquiries, investigations and actions could harm our business.

        From time to time, we receive formal and informal inquiries from various government regulatory authorities about our business and our compliance with local laws and regulations. Any determination that we or our distributors are not in compliance with existing laws or regulations could potentially harm our business. Even if governmental actions do not result in rulings or orders, they potentially could create negative publicity. Negative publicity could detrimentally affect our efforts to recruit or motivate distributors and attract customers and, consequently, could reduce revenue and net income.

        In the early 1990s, we entered into consent decrees with the FTC and other state regulatory agencies relating to investigations of our distributors’ product claims and practices. We believe that the negative publicity generated by this FTC action, as well as a separate action in the mid- 1990s, harmed our business and results of operations in the United States. As a result of the previous investigations, the FTC makes inquiries from time to time regarding our compliance with applicable laws and regulations and our consent decree. Any further actions by the FTC or other comparable state or federal regulatory agencies, in the United States or abroad, could have a further negative impact on us in the future.

        In addition, we are susceptible to government-initiated campaigns that do not rise to the level of formal regulations. For example, the South Korean government, several South Korean trade groups and members of the South Korean media initiated campaigns in 1997 and 1998 urging South Korean consumers not to purchase luxury or foreign goods. We believe that these campaigns and the related media attention they received, together with the economic recession that occurred in the late 1990s in the South Korean economy, significantly harmed our South Korean business. We cannot assure you that similar government, trade group or media actions will not occur again in South Korea or in other countries where we operate or that such events will not similarly harm our operations.

The loss of key high-level distributors could negatively impact our distributor growth and our revenue.

        As of September 30, 2003, we had approximately 610,00 active distributors and 27,000 executive distributors. Approximately 320 distributors currently occupy the highest distributor level under our Global Compensation Plan. These distributors, together with their extensive networks of downline distributors, account for substantially all of our revenue. As a result, the loss of a high-level distributor or a group of leading distributors in the distributor’s network of downline distributors, whether by their own choice or through disciplinary actions by us for violations of our policies and procedures, could negatively impact our distributor growth and our revenue.

Laws and regulations may prohibit or severely restrict our direct sales efforts and cause our revenue and profitability to decline.

        Various government agencies throughout the world regulate direct sales practices. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as “pyramid” schemes, that compensate participants for recruiting additional participants irrespective of product sales, use high pressure recruiting methods and/or do not involve legitimate products. The laws and regulations in our current markets often:

o	impose order cancellations, product returns, inventory buy-backs and cooling-off rights for consumers and distributors;

o	require us or our distributors to register with governmental agencies;

o	impose reporting requirements to regulatory agencies; and/or

o	require us to ensure that distributors are not being compensated based upon the recruitment of new distributors.

        Complying with these widely varying and sometimes inconsistent rules and regulations can be difficult and require the devotion of significant resources on our part. If we are unable to continue business in existing markets or commence operations in new markets because of these laws, our revenue and profitability will decline. Countries where we currently do business could change their laws or regulations to negatively affect or prohibit completely direct sales efforts. In addition, government agencies and courts in the countries where we operate may use their powers and discretion in interpreting and applying laws in a manner that limits our ability to operate or otherwise harms our business. If any governmental authority were to bring a regulatory enforcement action against us that interrupts our business, revenue and earnings would likely suffer.

Challenges by private parties to the form of our network marketing system could harm our business.

        We may be subject to challenges by private parties, including our distributors, to the form of our network marketing system or elements of our business. In the United States, the network marketing industry and regulatory authorities have generally relied on the implementation of distributor rules and policies designed to promote retail sales to protect consumers and to prevent inappropriate activities and to distinguish between legitimate network marketing distribution plans and unlawful pyramid schemes. We have adopted rules and policies based on case law, rulings of the FTC, discussions with regulatory authorities in several states and domestic and global industry standards. Legal and regulatory requirements concerning network marketing systems, however, involve a high level of subjectivity, are inherently fact-based and are subject to judicial interpretation. Because of the foregoing, we can provide no assurance that we would not be harmed by the application or interpretation of statutes or regulations governing network marketing, particularly in any civil challenge by a current or former distributor.

Increases in duties on our imported products in our markets outside of the United States could reduce our revenue and harm our competitive position.

        Historically, we have imported most of our products into the countries in which they are ultimately sold. These countries impose various legal restrictions on imports and typically impose duties on our products. In any given country, regulators may increase duties on imports and, as a result, reduce our profitability and harm our competitive position relative to locally produced goods.

Governmental authorities may question our inter-company transfer pricing policies or change their laws in a manner that could increase our effective tax rate or otherwise harm our business.

        As a U.S. company doing business in international markets through subsidiaries, we are subject to foreign tax and inter-company pricing laws, including those relating to the flow of funds between our company and our subsidiaries. Regulators in the United States and in foreign markets closely monitor our corporate structure and how we effect inter-company fund transfers. If regulators challenge our corporate structure, transfer pricing mechanisms or inter-company transfers, our operations may be harmed, and our effective tax rate may increase. Tax rates vary from country to country, and, if regulators determine that our profits in one jurisdiction may need to be increased, we may not be able to fully utilize all foreign tax credits that are generated, which will increase our effective tax rate. For example, our corporate income tax rate in the United States is 35%. If our profitability in a higher tax jurisdiction, such as Japan where the corporate tax rate is currently set at 42%, increases disproportionately to the rest of our business, our effective tax rate may increase. We cannot assure you that we will continue operating in compliance with all applicable customs, exchange control and transfer pricing laws, despite our efforts to be aware of and comply with such laws. If these laws change, we may need to adjust our operating procedures and our business may suffer.

The loss of suppliers could harm our business.

        For approximately ten years, we have acquired ingredients and products from one unaffiliated supplier that currently manufactures approximately 37% of our Nu Skin personal care products. We currently rely on two unaffiliated suppliers, one of which supplies approximately 38% and the other of which supplies approximately 27% of our Pharmanex nutritional supplements. We obtain some of our nutritional supplements from sole suppliers in China. We also license the right to distribute some of our products from third parties. Because of the concentrated nature of our suppliers and manufacturers, the loss of any of these suppliers or manufacturers, or the failure of suppliers to meet our needs, could restrict our ability to produce or distribute some products and harm our revenue as a result.

We depend on our key personnel, and the loss of the services provided by any of our executive officers or other key employees could harm our business and results of operations.

        Our success depends to a significant degree upon the continued contributions of our senior management, many of whom would be difficult to replace. These employees may voluntarily terminate their employment with us at any time. We may not be able to successfully retain existing personnel or identify, hire and integrate new personnel. If we lose the services of our executive officers or key employees for any reason, our business, financial condition and results of operations could be harmed.

Our markets are intensely competitive, and market conditions and the strengths of competitors may harm our business.

        The markets for our Nu Skin and Pharmanex products are intensely competitive. Our results of operations may be harmed by market conditions and competition in the future. Many competitors have much greater name recognition and financial resources than we have, which may give them a competitive advantage. For example, our Nu Skin products compete directly with branded, premium retail products. We currently do not have significant patent or other proprietary protection, and our competitors may introduce products with the same ingredients that we use in our products. Because of regulatory restrictions concerning claims about the efficacy of dietary supplements, we may have difficulty differentiating our products from our competitors’ products, and competing products entering the nutritional market could harm our nutritional supplement revenue.

        We also compete with other network marketing companies for distributors. Some of these competitors have a longer operating history and greater visibility, name recognition and financial resources than we do. Some of our competitors have also adopted and could continue to adopt some of our successful business strategies, including our Global Compensation Plan for distributors. Consequently, to successfully compete in this market and attract and retain distributors, we must ensure that our business opportunities and compensation plans are financially rewarding. We cannot assure you that we will be able to successfully compete in this market.

There is uncertainty whether the SARS epidemic could return, particularly in those Asian markets most affected by the epidemic earlier in 2003.

        It is difficult to predict the impact, if any, of a recurrence of SARS on our business. Although such an event could generate increased sales of health/immune supplements and certain personal care products, our direct selling and retail activities and results of operations could be harmed if the fear of SARS causes people to avoid public places and interaction with one another.

Product liability claims could harm our business.

        We may be required to pay for losses or injuries purportedly caused by our products. Although we have had a very limited product claims history, we have recently experienced difficulty in finding insurers that are willing to provide product liability coverage at reasonable rates due to insurance industry trends and the rising cost of insurance generally. As a result, we have elected to self-insure our product liability risks for our core product lines. Until we elect and are able to obtain product liability insurance, if any of our products are found to cause any injury or damage, we will be subject to the full amount of liability associated with any injuries or damages. This liability could be substantial. We cannot predict if and when product liability insurance will be available to us on reasonable terms.

System failures could harm our business.

        Because of our diverse geographic operations and our complex distributor compensation plan, our business is highly dependent on efficiently functioning information technology systems. These systems and operations are vulnerable to damage or interruption from fires, earthquakes, telecommunications failures and other events. They are also subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite any precautions, the occurrence of a natural disaster or other unanticipated problems could result in interruptions in services and reduce our revenue and profits.

Risks Related to Our Class A Common Stock

The market price of our Class A common stock is subject to significant fluctuations due to a number of factors that are beyond our control.

        Many factors could cause the market price of our Class A common stock to fall. Some of these factors include:

o	fluctuations in our quarterly operating results;

o	the sale of shares of Class A common stock by our original or significant stockholders;

o	general trends in the market for our products;

o	acquisitions by us or our competitors;

o	economic and/or currency exchange issues in those foreign countries in which we operate;

o	changes in estimates of our operating performance or changes in recommendations by securities analysts; and

o	general business and political conditions.

        Broad market fluctuations could also lower the market price of our Class A common stock regardless of our actual operating performance.

Our original stockholders, together with their family members, estate planning entities and affiliates, control approximately 44% of the combined stockholder voting power and their interests may be different from yours.

        The original stockholders of our company, together with their family members and affiliates, have the ability to influence the election and removal of the board of directors and, as a result, future direction and operations of our company. Currently, these stockholders own approximately 44% of the combined voting power of the outstanding shares of both classes of common stock. Accordingly, they may influence decisions concerning business opportunities, declaring dividends, issuing additional shares of Class A common stock or other securities and the approval of any merger, consolidation or sale of all or substantially all of our assets. They may make decisions that are adverse to your interests.

Approximately 28 million shares, or 40% of our total outstanding shares, are restricted from immediate resale but may be sold into the market in the near future, which could affect the market price of our Class A common stock.

        If our stockholders sell a substantial number of shares of our Class A common stock in the public market, the market price of our Class A common stock could fall. Several of our principal stockholders hold a large number of shares of the outstanding Class A common stock. Any decision by any of our principal stockholders to aggressively sell their shares could depress the market price of our Class A common stock.

        As of November 1, 2003, we had approximately 70.3 million shares of common stock outstanding. All of these shares are freely tradable, except for approximately 28 million shares held by certain stockholders who sold shares to us in a recent transaction. Under the terms of the share repurchase, the selling stockholders agreed that they will not sell or otherwise dispose of any shares of Class A common stock on the open market without the prior consent of a majority of our independent directors prior to October 22, 2005. This agreement is subject to the following exceptions:

o	certain charitable donations to religious organizations;

o	transfers to us;

o	transfers of common stock to immediate family members or related persons or estate planning entities who agree to be bound by similar restrictions;

o	transfers pursuant to an existing call option for 2.0 million shares granted by Sandra Tillotson or an existing put option for up to 3.5 million shares obtained by Ms. Tillotson in a recent transaction with an unaffiliated third party investor;

o	the pledge of shares as security for loans for up to $10 million, provided certain conditions are met including the right of the company to purchase any shares upon the occurrence of an event a default at a price equal to 50% of the average closing price for the immediate 15 trading days prior to event of default.

These stockholders also agreed that, after the expiration of the two-year lock-up agreement in October 2005, they will be subject to the certain volume limitations with respect to open market transactions. In the event these lock-up restrictions were removed, the resulting sales could cause the price of our Class A common stock to decline.